UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 10, 2020, Michael Wolff Jensen informed the Board of Directors (the “Board”) of the Company that he will not stand for re-election to the Board at the Company’s 2021 Annual General Meeting. Mr. Jensen will continue in his capacity as Senior Vice President, Chief Legal Officer of the Company and be registered as an officer of the Executive Board of the Company when his term on the Company’s Board expires. Mr. Jensen’s decision and notice to the Board was not the result of any disagreement between Mr. Jensen and the Company, its management, the Board or any committee thereof, or with respect to any matter relating to the Company’s operations, policies or practices.The Board intends to appoint current Board member, Albert Cha, M.D., Ph.D., to serve as Chair of the Board upon expiration of Mr. Jensen’s term as a member of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 14, 2020	By:	/s/ Scott T. Smith
Scott T. Smith
Senior Vice President and Chief Financial Officer